UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

CEA Industries Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86887P309

(CUSIP Number)

111 Equity Group LLC

Rochel M. Kassirer

Chaim Herzog

ADDRESS:

c/o 111 Equity Group LLC

1 Battery Park Plaza, Suite 3100

New York, NY 10004

TELEPHONE: (212) 620-0099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86887P101	13D

1	NAMES OF REPORTING PERSONS 111 Equity Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,308 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,308 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,308 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on June 7, 2024 (the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”) and is filed by 111 Equity Group LLC (“111 Equity Group”), Rochel M. Kassirer (“Kassirer”), and Chaim Herzog (“Herzog”) (111 Equity Group, Kassirer and Herzog are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The share numbers reported in this Schedule 13D have been adjusted to give effect to the 1-for-12 reverse stock split of the Issuer’s Common Stock described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2024 (the “Reverse Stock Split”).

(3)

This percentage set forth on the cover sheets is calculated based on a total of 684,394 shares of the Issuer’s Common Stock outstanding as of May 14, 2024, which represents the 8,212,737 shares of the Issuer’s Common Stock outstanding as of May 14, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, divided by 12 to give effect to the Reverse Stock Split.

CUSIP No. 86887P101	13D

1	NAMES OF REPORTING PERSONS Rochel M. Kassirer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,308 (2) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,308 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,308 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The share numbers reported in this Schedule 13D have been adjusted to give effect to the Reverse Stock Split.
(3)

Consists of 61,308 shares of Common Stock held directly by 111 Equity Group. 111 Equity Group is controlled by Kassirer and Herzog. Accordingly, Kassirer may be deemed to be a beneficial owner of the shares held by 111 Equity Group.

(4)

This percentage set forth on the cover sheets is calculated based on a total of 684,394 shares of the Issuer’s Common Stock outstanding as of May 14, 2024, which represents the 8,212,737 shares of the Issuer’s Common Stock outstanding as of May 14, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, divided by 12 to give effect to the Reverse Stock Split.

CUSIP No. 86887P101	13D

1	NAMES OF REPORTING PERSONS Chaim Herzog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,308 (2) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,308 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,308 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	The share numbers reported in this Schedule 13D have been adjusted to give effect to the Reverse Stock Split.
(3)

Consists of 61,308 shares of Common Stock held directly by 111 Equity Group. 111 Equity Group is controlled by Kassirer and Herzog. Accordingly, Herzog may be deemed to be a beneficial owner of the shares held by 111 Equity Group.

(4)

This percentage set forth on the cover sheets is calculated based on a total of 684,394 shares of the Issuer’s Common Stock outstanding as of May 14, 2024, which represents the 8,212,737 shares of the Issuer’s Common Stock outstanding as of May 14, 2024 reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, divided by 12 to give effect to the Reverse Stock Split.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on June 7, 2024 (the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D are materially unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On June 26, 2024, 111 Equity Group, one of the Reporting Persons, entered into an Agreement for Use and Non-Disclosure of Proprietary Information (the “NDA”) with the Issuer pursuant to which each party agreed to keep confidential non-public and/or propriety information that may be received by the other party for the purpose of conducting business together. The NDA will expire on June 26, 2026 unless earlier terminated by either party.

The foregoing description is qualified in its entirety by reference to the NDA, a copy of which is filed as Exhibit 99.3 herewith.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The disclosure included in Item 4 is incorporated by reference into this Item 6 as if included herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.3*	Agreement for Use and Non-Disclosure of Propriety Information

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

/s/ Rochel M. Kassirer
Rochel M. Kassirer

/s/ Chaim Herzog
Chaim Herzog

111 EQUITY GROUP LLC

/s/ Chaim Herzog
BY: Chaim Herzog
ITS: Manager